UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

                                                                                               December 2003

Commission File Number                                                        0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 - 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]                       No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2003- 29 and Material change report for Press release NR2003-29

DESCRIPTION:

Queenstake intends to sell Magistral

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                                                        (Registrant)

Date  January 5, 2004

By                                 "Doris Meyer"

                                        (Signature)

                                 Doris Meyer, Corporate Secretary

                                                                                                            Queenstake Resources Ltd.

MATERIAL CHANGE REPORT

Form 53-901F (formerly Form 27) Under Section 85(1) of the British Columbia Securities Act
Form 27 Under Section 118(1) of the Alberta Securities Act
Form 27 Under Section 75(2) of the Ontario Securities Act
Form 27 Under Section 81(2) of the Nova Scotia Securities Act
Form 27 Under Section 73 of the Quebec Securities Act
Form 25 Under Section 84(1)(B) of the Saskatchewan Securities Act
Form 27 Under Section 76(2) of the Newfoundland Securities Act
National Policy 40 Manitoba/New Brunswick/Prince Edward Island/Yukon

(Individually the "Act" and collectively, the "Securities Acts")

1.            Reporting Issuer

Full name of the Issuer:

Queenstake Resources Ltd.

The address of the principal office in Canada of the reporting issuer is as follows:

Suite 405, 555 Sixth Street

New Westminster, British Columbia
V3L 5H1

PHONE: (604) 516-0566

2.            Date of Material Change

December 22, 2003

3.            Press Release

The date and place(s) of issuance of the press release are as follows:

December 23, 2003

The Press Release was released to The Toronto Stock Exchange being the only exchange upon which the shares of the Issuer are listed, and through various other approved public media.

4.            Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

On December 22, 2003 Queenstake Resources Ltd. executed a Letter of Intent with Nevada Pacific Gold Ltd. (TSXV: NPG), whereby Nevada Pacific will acquire Queenstake's 100% owned subsidiary Pangea Resources Inc., an Arizona corporation, which in turn owns 100% of Compania Minera Pangea S.A. de C.V. which owns 100% of the Magistral mine in Sinaloa, Mexico.

Under the terms of the Letter of Intent, Queenstake will receive a total of U.S. $7.0 million in cash, comprised of U.S. $4.0 million at closing and U.S. $3.0 million six months after closing, and 2,000,000 common shares of Nevada Pacific.  Closing, which is expected to be in early February, is subject to due diligence, board and regulatory approvals, and the execution of a definitive agreement.

5.            Full Description of Material Change

On December 15, 2003 Queenstake Resources Ltd. acquired from Midwest Mining Inc. Midwest's 57.5% interest in the Magistral gold mine in Sinaloa, Mexico so that Queenstake owns 100% of the Magistral mine, with no related project financing repayment obligations to Midwest.

On December 22, 2003 Queenstake Resources Ltd. executed a Letter of Intent with Nevada Pacific Gold Ltd. (TSXV: NPG), whereby Nevada Pacific will acquire Queenstake's 100% owned subsidiary Pangea Resources Inc., an Arizona corporation, which in turn owns 100% of Compania Minera Pangea S.A. de C.V. which owns 100% of the Magistral mine in Sinaloa, Mexico.

Under the terms of the Letter of Intent, Queenstake will receive a total of U.S. $7.0 million in cash, comprised of U.S. $4.0 million at closing and U.S. $3.0 million six months after closing, and 2,000,000 common shares of Nevada Pacific.  Closing, which is expected to be in early February, is subject to due diligence, board and regulatory approvals, and the execution of a definitive agreement.

6.            Reliance on Section 85(2) of the Securities Act (British Columbia), or
               Reliance on Section 118(2) of the Securities Act (Alberta), or
               Reliance on Section 84(2) of the Securities Act, 1988 (Saskatchewan), or
               Reliance on Section 75(3) of the Securities Act (Ontario), or
               Reliance on Section 81(3) of the Securities Act (Nova Scotia), or
               Reliance on National Policy No. 40 (Manitoba), or
               Reliance on Section 74 of the Securities Act (Quebec), or
               Reliance on Section 5 of the Regulation to the Securities Act (Newfoundland), or
               Reliance on National Policy No. 40 (New Brunswick), or
               Reliance on National Policy No. 40 (Prince Edward Island), or
               Reliance on National Policy No. 40 (Yukon).

Not Applicable

7.            Omitted Information

Not Applicable

8.            Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Doris Meyer, Corporate Secretary
Suite 405 - 555 Sixth Street
New Westminster, British Columbia
V3L 5H1

PHONE:  (604) 516-0566

9.            Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at New Westminster, British Columbia, this 5th day of January 2004.

"Doris Meyer"

Doris Meyer, Corporate Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION.  ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION. [NOVA SCOTIA]

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQURIED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION. [SASK/NWFD]